June 23, 2006

Jeffrey E. Butler
President and CEO
The American Education Corporation
7506 N. Broadway Extension, Suite 505
Oklahoma City, Oklahoma 73116

RE: **Amendment No. 4 to Schedule 13E-3**
        Filed April 17, 2006
        File No. 5-54041

        Form 10-KSB for fiscal year ended December 31, 2005
        Forms 10-QSB for the fiscal quarters ended March 31, 2006, June 30, 2005 and
        September 30, 2005
        File No. 0-10873

Dear Mr. Butler:

        We have reviewed the filings referenced above and your response letter dated June 2, 2006 and have the following additional comments.

Schedule 13E-3

Disclosure Statement

Special Factors

Fairness of the Transaction, page 18

1.   We note your response to comment 7 of our letter dated June 12, 2006. Describe why you consider a 5% growth rate "modest" and advise as to the consideration given to using other growth projections. Provide detail on the "mix of past results," and "new product release schedules," that led to this valuation.   Please also briefly discuss the factors considered in determining that an outside investor would require 20% to 30% risk-adjusted rate of return.   Finally, please disclose your discounted cash flow analysis in the table contained in this section.

2.   We note your response to comment 8 of our letter dated May 2, 2006. We note your press release dated May 12, 2006 discusses that "several major orders anticipated for this quarter were deferred or delayed," as a result of delays in clearing the school/district approval process. Please revise to discuss how this delay impacted your calculations and determinations discussed in this section and revise to disclose if certain of those orders have now become firm.

3.	We note your response to comment 10 of our letter dated May 2, 2006. Your response states that "[e]ach director clearly, however, adopted the reasoning of the entire board." If your board members adopted the reasoning of the entire board they must expressly adopt each conclusion and analysis under Item 1014(b) in order to fulfill their disclosure obligation. It appears your only express adoption in the subsection titled "Reasoning of Specific Board Members" addresses the few factors related to and discussed in your subsection "Unaffiliated Stockholder that will not be Cashed-Out in the Transaction." In addition, we note your statement that each director had "individual points of emphasis" but you do not include a materially complete discussion of factors which were emphasized differently by each director and instead reiterate nearly identical language for each director.

Financial and Other Information

Pro Forma Financial Information, pages 31 – 34

4.	We note your partial compliance with comment 13 of our letter dated May 2, 2006. In order to fully comply, revise each of the headings in this section to clearly indicate that amounts depicted represent unaudited pro forma financial information. That is, the words "Pro Forma" should precede the title of each pro forma statement on pages 33, 34 and 35.

5.	We note that you have prepared the Pro Forma financial information to "give effect to the Transaction as if the Transaction had occurred on the date or at the beginning of the period indicated." Pro forma adjustments should be computed assuming the transaction occurred at the beginning of the fiscal year presented and be carried forward through any interim period presented. It is unclear why the pro forma adjustments for the year ended December 31, 2005 and the three months ended March 31, 2006 are the same amounts. Please explain and revise accordingly.

6.	We note that in response to comment 16 in our letter dated May 2, 2006 you have "revised" the historical financial information contained within your pro forma consolidated statement of operations. It is unclear why you have chosen to adjust the historical column, as these amounts should equal those presented in the audited financial statements. If your intent is to restate your historical financial statements for the 2005 fiscal year then you must revise your Form 10-KSB and Schedule 13e3 filings to reflect the restatement in accordance with APB Opinion 20. Please advise and revise accordingly.

Forms 10-QSB for the quarters ended September 30, 2005 and June 30, 2006

7.	We reissue comment 22 of our letter dated May 2, 2006. We note your disclosure did not express the conclusion that is the focus of the disclosure requirement under Item 307 of Regulation S-B. Please revise accordingly.

8.	With respect to comment 23 of our letter dated May 2, 2006, we understand that the note principal was repaid in 2003. However, the documentation concerning the transaction and the public disclosure concerning the variances between the initial documentation of the transaction and the subsequently documented terms did not occur until the reporting periods for the filings we addressed in our prior comments. Please tell us the basis of your conclusion that your disclosure controls and procedures were effective for the quarters ended September 30, 2005 and June 30, 2005, despite the fact that the loan documentation and transaction disclosure concerns were not addressed until September 9, 2005 at the earliest.

****

As appropriate, please amend your filings and with respect to the comments on the periodic reports respond within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Dan Duchovny, at (202) 551-3619 with any other questions. If you require additional assistance you may contact Mark Shuman at (202) 551-3462, or in his absence you may contact me at (202) 551-3730.

Sincerely,

Barbara Jacobs
Assistant Director

cc:	Sent via facsimile
	Jerry A. Warren of
	McAfee & Taft
	(405) 228-7424